UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

———————

SCHEDULE 13D

———————

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CHINA NATURAL RESOURCES, INC.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

G2110U 10 9

(CUSIP Number)

Xinyi Zheng

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

Telephone: +852 28107205

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

David A. Sirignano, Esq.

Morgan, Lewis & Bockius, LLP

1111 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

———————

August 20, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2110U 10 9	13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Feishang Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,557,759
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,557,759
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,557,759
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.3% [1]
14	TYPE OF REPORTING PERSON CO

1

Percentage calculated based on 33,988,082 outstanding common shares, no par value, of China Natural Resources, Inc., as of August 17, 2020.

CUSIP No. G2110U 10 9	13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Laitan Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,557,759 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,557,759 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,557,759 [1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.3% [2]
14	TYPE OF REPORTING PERSON CO

1

Includes 23,557,759 common shares held by Feishang Group Limited, which is a British Virgin Islands company that is wholly-owned by Laitan Investments Limited, which is wholly-owned by Li Feilie.

2

Percentage calculated based on 33,988,082 outstanding common shares, no par value, of China Natural Resources, Inc., as of August 17, 2020.

CUSIP No. G2110U 10 9	13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS Li Feilie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China (Macao Special Administrative Region)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 300,000
	8	SHARED VOTING POWER 23,557,759 [1]
	9	SOLE DISPOSITIVE POWER 300,000
	10	SHARED DISPOSITIVE POWER 23,557,759 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,857,759 [1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.2% [2]
14	TYPE OF REPORTING PERSON IN

1

Includes 23,557,759 common shares held by Feishang Group Limited, which is a British Virgin Islands company that is wholly-owned by Laitan Investments Limited, which is wholly-owned by Li Feilie.

2

Percentage calculated based on 33,988,082 outstanding common shares, no par value, of China Natural Resources, Inc., as of August 17, 2020.

CUSIP No. G2110U 10 9	13D/A	Page 5 of 7 Pages

This Amendment No. 2 (“Amendment No. 2”) amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) by Feishang Group Limited (“Feishang Group”) on March 24, 2006, as amended by Amendment No. 1 thereto, filed with the Commission by Feishang Group and Li Feilie on January 11, 2008 (as amended, the “Schedule 13D”) with respect to the common shares, no par value (the “Common Shares”), issued by China Natural Resources, Inc. (the “Issuer”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

ITEM 1.	SECURITY AND ISSUER.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The security that is the subject of this Schedule 13D is the Common Shares of the Issuer.  The name and address of the Issuer are China Natural Resources, Inc., Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The reporting persons are Li Feilie, Feishang Group, and Laitan Investments Limited (“Laitan,” and together with Mr. Li and Feishang Group, the “Reporting Persons”).  Li Feilie is a natural person, and a citizen of the People’s Republic of China (Macao Special Administrative Region). Feishang Group is a company with limited liability organized under the laws of the British Virgin Islands. Laitan is a company with limited liability organized under the laws of the British Virgin Islands.  The principal occupation of Mr. Li is as a businessman. Feishang Group is wholly-owned by Laitan, and Laitan is wholly-owned by Mr. Li.  The principal business of each of Feishang Group and Laitan is serving as a holding company for the equity of the companies that Mr. Li is invested in.  The principal business address of each of the Reporting Persons is Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. During the preceding five years, no Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (ii) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (iii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Initial Statement is hereby amended and supplemented with the following:

The 9,077,166 Common Shares that are the subject of this Amendment No. 2 were issued by the Issuer to Feishang Group on August 17, 2020, in exchange for 120,000,000 ordinary shares of Feishang Anthracite Resources Limited (“FARL,” and the transaction between the Issuer and Feishang Group, the “Transaction”), pursuant to a Stock Purchase Agreement, dated August 17, 2020, between the Issuer and Feishang Group (the “Stock Purchase Agreement”). FARL is traded on the main board of the Stock Exchange of Hong Kong, and FARL ordinary shares had an average closing price per share of HK$1.006 over the five business days prior to the execution of the Stock Purchase Agreement, indicating a value of HK$120,720,000 for the 120,000,000 FARL ordinary shares received by the Issuer. The Common Shares that are the subject of this Amendment No. 2 were valued in the Stock Purchase Agreement at HK$87,522,000, a 27.5% discount to the HK$120,720,000 value of the FARL ordinary shares, based upon the lack of trading volume in FARL ordinary shares and the assessment of an independent, third party valuation specialist. The description of the Stock Purchase Agreement herein is qualified in its entirety reference to the Stock Purchase Agreement, which is filed as exhibit (b) to this Amendment No. 2.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and restated with the following:

On March 24, 2020, the Issuer received written notice from the Listing Qualifications department of Nasdaq Regulation (the “Notice”) of the Company’s noncompliance with Nasdaq Listing Rule 5550(b), and that the Company had until September 21, 2020 to regain compliance with the Nasdaq requirements for continued listing. The Issuer and Feishang Group entered into the Transaction, in part, to increase the equity of the Issuer’s stockholders in the Issuer, and thus to establish compliance with Nasdaq Listing Rule 5550(b)(1).

CUSIP No. G2110U 10 9	13D/A	Page 6 of 7 Pages

Mr. Li is the beneficial owner of a majority of the Issuer’s outstanding Common Shares. The Reporting Persons understand that the Issuer intends to utilize the FARL equity it has received in the Transaction to potentially provide liquidity to the Issuer and/or to pursue an acquisition of a business, a merger, or a combination with another company, which may lead to the events enumerated in subparagraphs (a), (b), (c), (d), (e), or (f).

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated with the following:

(a)-(b)

Feishang Group is the owner of 23,557,759 Common Shares, which Feishang Group has shared power with Laitan and Mr. Li to vote or direct the vote of, and shared power with Laitan and Mr. Li to dispose or direct the disposition of. The 23,557,759 Common Shares that Feishang Group owns represent 69.31% of the Issuer’s outstanding Common Shares.

Feishang Group is wholly-owned by Laitan. Laitan may be deemed the beneficial owner of 23,557,759 Common Shares, which Laitan has shared power with Feishang Group and Mr. Li to vote or direct the vote of, and shared power with Feishang Group and Mr. Li to dispose or direct the disposition of. The 23,557,759 Common Shares that Laitan may be deemed to beneficially own represent 69.31% of the Issuer’s outstanding Common Shares.

Laitan is wholly-owned by Mr. Li. Mr. Li may be deemed the beneficial owner of 23,857,759 Common Shares, consisting of (i) shared power with Feishang Group and Laitan to vote or direct the vote of, and shared power with Feishang Group and Laitan to dispose or direct the disposition of, 23,557,759 Common Shares, and (ii) sole power to vote or direct the vote of, and to dispose or direct the disposition of, 300,000 Common Shares. The 23,857,759 Common Shares that Mr. Li may be deemed to beneficially own represent 70.19% of the Issuer’s outstanding Common Shares.

The foregoing percentages are calculated based on 33,988,082 outstanding Common Shares as of August 17, 2020.

(c)	The description of the Transaction provided in response to Item 3 of Amendment No. 2 is incorporated by reference herein.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The description of the Transaction provided in response to Item 3 of Amendment No. 2 is incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(b)	Sale and Purchase Agreement, dated August 17, 2020, between China Natural Resources, Inc. and Feishang Group Limited, incorporated by reference to the Form 6-K filed by the Issuer on August 17, 2020.

(c)	Joint Filing Agreement, dated August 21, 2020, by and among Li Feilie, Feishang Group Limited, and Laitan Investments Limited.

CUSIP No. G2110U 10 9	13D/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2020

/s/ Li Feilie
Li Feilie

FEISHANG GROUP LIMITED

By:	/s/ Li Feilie
Name: Li Feilie
Title: Sole Director

LAITAN INVESTMENTS LIMITED

By:	/s/ Li Feilie
Name: Li Feilie
Title: Sole Director